FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K

The Royal Bank of Scotland Group plc

20 June 2013

Statement on the completion of the UK Regulators capital shortfall exercise

The Royal Bank of Scotland Group plc ("RBS", "the Group") notes today's announcement by the Prudential Regulatory Authority ("PRA") on the completion of its capital shortfall exercise across major UK banks and building societies.

As indicated in its earlier release, dated 22 May, RBS expects to continue to improve its Core Tier 1 capital ("CT1") ratio during 2013 through continued delivery against its established business plan.

RBS continues to target a 'fully loaded' Basel 3 CT1 ratio of around 9% by year end 2013, after including the provision of capital to fund anticipated future loan growth.

Further details of RBS's plans and a reconciliation to the results published by the PRA today are provided below in the Appendix to this announcement.

For further information contact:

RBS Group Investor Relations Richard O'Connor Head of Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan Deputy Head of Group Media Relations +44 131 523 4205

Appendix to statement:
Reconciliation with RBS Group plc published ratios and 2013 glidepath

The PRA's original assessment of RBS's capital adequacy, under the FPC's recommendations, is outlined in the table below.  RBS's position, factoring in business plans and actions announced at the FY12 results and Q113 IMS, is presented alongside this.

RBS's position takes into account the Group's previously announced repositioning of its Markets business and the planned continued reduction of Non-Core exposures, as well as other actions.  While the Group's intention to partially IPO Citizens was announced in consideration of the PRA capital exercise, it is not factored into the 2013 capital actions.

The principal adjustments that RBS applied to the PRA December 2012 start point are:

1)   the RBS assumption around counterparty credit model acceptance that a) brings RBS in line with peers and b) has been worked on for two years, with acceptance expected prior to CRDIV implementation at the start of 2014;

2)   Latest Capital Requirements Directive IV ("CRDIV") changes, which exempt EU corporates, pension funds and sovereign exposures from CVA volatility charge, confirmation of which was announced post the original PRA analysis.

By the end of 2013, the PRA capital requirement under the FPC exercise of £3.2bn is targeted to be reduced to £0.4bn.  Several actions contribute to this including Markets downsizing, several small planned divestments and LME gains.

RBS capital requirements compared to PRA view

	Reference	Per PRA	RBS
		£bn	£bn
End 2012 position
Core Capital Resources (CET1 Basel 3)		37.2
Reported RWAs (Basel 3)		567.9
End 2012 CET1 Ratio		6.5%
Known capital adjustments	Note 2		1.0
Known/expected RWA adjustments	Note 3		(72.9)
Core Capital Resources (CET1 Basel 3)			38.2
Reported RWAs (Basel 3)			495.0
CET1 Ratio (as published by RBS)	Note 1		7.7%
PRA adjustments
PRA adjustments to capital resources for expected future losses and an assessment of future cost of conduct redress		(7.1)	(7.1)
PRA adjustments to RWAs to reflect a more prudent calculation of risk weights		56.3	56.3
Capital actions
Total CET1 equivalent of capital actions required of RBS		13.6	7.5
CET1 equivalent actions in RBS's plans		10.4	7.1
Additional capital action requirement planned by RBS to meet the PRA 7% as of December 2013	Note 4	3.2	0.4

Note 1: CET1 Basel 3 capital position as of December 2012

	Reference	Capital	RWA	%
		£bn	£bn
PRA		37.2	567.9	6.5%
Adjustments:
- Capital base changes	Note 2	1.0		0.2%
- Counterparty risk IMM model extension	Note 3		(47.0)	0.6%
- Reduction in counterparty risk due to CRDIV CVA changes	Note 3		(36.0)	0.5%
- Other	Note 3		10.1	(0.1)%
RBS (as published)	a	38.2	495	7.7%

a Note that Deferred Tax Asset deduction is taken in full: with an impact of 70bps on CT1. The real capital benefit of this asset for RBS will emerge over the next 5 years as the Group returns to profitability.

Note 2: The end 2012 capital base variance of £1bn is due to:

i) securitisation treated as RWAs rather than a deduction;

ii) offset principally by higher actual provisions taken in Q4 2012 for conduct risk relative to forecast used by the PRA.

Note 3: The RWA adjustment of £72.9bn represents RBS assumption around counterparty credit model acceptance that a) brings RBS in line with peers and b) has been worked on for two years with approval expected shortly; and latest CRDIV changes reflected by RBS but not by the PRA given timing of the exercise. In addition, this also includes impact of securitisation treated as RWA rather than a deduction.

	Reference	£bn	£bn
RWAs per PRA (Dec-12 Flash)			567.9
Counterparty risk IMM model extension		(47.0)
Reduction in counterparty risk due to CRDIV text changes	b	(36.0)
Net Other (including securitisation treated as RWA)		10.1
			(72.9)
RWAs - as adjusted			495.0

Note 4: RBS actions to address remaining gap

Factoring in business plans announced at the FY12 results, Q113 IMS and remaining planned capital actions, RBS's capital shortfall reduces to £0.4bn, which the Group plans to fully satisfy in early 2014.

	Reference	Per PRA	Per RBS
		£bn	£bn
Total Capital actions required		13.6	7.5
Adjustments for models & EU exemptions		(6.1)	-
		7.5	7.5
Q1 2013 progress on fully loaded ratio			(2.4)
Q2-Q4 2013 planned actions
RWA reduction (including Non Core rundown & Markets reshape)			(3.0)
Reduction in excess Expected Loss over provision			(1.0)
Other capital movements	c		(0.7)
Total Q2-Q4 2013 planned actions			(4.7)

Total 2013 actions			(7.1)
Post planned actions capital requirement	d		0.4

b CRDIV final text includes exemption for EU corporates, pension funds and sovereigns from CVA volatility charge in RWA calculations.

cCapital base movement includes, among other things, use of consensus profit forecast, expected gains on small disposals and liability management exercises.

d Remaining gap of £0.4bn to be closed through Q1 2014 profit generation and continuing benefits of Markets re-sizing. Planned IPO of Citizens provides further comfort.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 June 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary